UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 29, 2008

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on April 24, 2008.

Luxottica sees strong growth in 1Q08 net sales:

+17% at constant exchange rates, +8% at current exchange rates

Milan, Italy — April 24, 2008 — The Board of Directors of Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), a global leader in the design, manufacturing and distribution of premium fashion and luxury eyewear, convened today in Milan by chairman Leonardo Del Vecchio, approved results as of and for the three-month period ended March 31, 2008(1).

Financial highlights for the period in accordance with U.S. GAAP are set forth below. A detailed balance sheet, income statements and other financial tables are attached to this press release.

First quarter of 2008(1)

millions of euro	1Q08	Change at current exchange rates	Change at constant exchange rates

Consolidated sales
Group	1,398.7	+7.6%	+16.6%
Wholesale third parties	619.6	+32.9%	+37.6%
Retail	779.1	–6.5%	+4.8%
Comp. Sales Retail(2)	—	—	–3.0%

Operating margin		Change vs. Pro forma(4)
Group	14.8%	–80 bps	—
Wholesale	24.3%	+100 bps
Retail	8.6%	–320 bps	—

EBITDA(3)	19.7%	–70 bps	—

		Change at current exchange rates	Change in US$
EPS (in Euro)	0.23	–19.6%	–8.1%
- Before trademark amortization(3)	0.26	–15.3%	–3.2%

Andrea Guerra, chief executive officer of Luxottica Group, commented: “We are pleased with our overall performance for the first three months of the current year. The Group grew significantly: +17% at constant exchange rates, due to the first effects of the integration of Oakley’s business and to the organic growth of the Group all across the world. In the U.S., we posted a positive quarter also including Oakley’s results for the first quarter on a pro forma basis, which is an encouraging indicator for the remainder of the year.

“This quarter was characterized by a continued weakness of the U.S. currency, by the slowdown of the North American market and by the  activities necessary to obtain great synergies from the new journey with Oakley. In these circumstances and despite these factors, Group profitability performed well. Earnings per share before trademark amortization in US dollars was just 3% lower than the first quarter of 2007, a great quarter. That confirms an outstanding resilience of the Group to face more complicated macroeconomic trends.

“We expect that for the remainder of the year, especially in the second half, our business will have an opportunity to reap to an even greater degree the benefits of its leadership in the market, exploiting Oakley’s seasonality and the new wholesale/retail mix resulting from the integration. We have already implemented several business-specific as well as Group-wide initiatives to further improve our ability to capture and maximize opportunities for growth while further increasing cost controls, confirming a 5% of net sales investment plan for our future.

“In the first quarter of 2008, the Group also grew in North America. Net sales for the retail and wholesale segments combined, including Oakley pro forma, grew in US$ by 3% compared to the first quarter of 2007, due to a diversified strategy and a balanced brand portfolio for the retail and wholesale segments. While there is clearly a market slowdown, the severe market fluctuations appear to have been stabilized. We have been able to plan and react to these new conditions. We have been engaged in an important cost-control plan, the purpose of which is to enhance efficiency. This plan allows us to view our prospects for future quarters positively.

“Our manufacturing and wholesale segment’s best brands performed very well across all regions. The different positioning of our brand portfolio, the strengths of each brand and our deeply rooted global presence allowed us to post a strong overall growth: +36% at constant exchange rates.

“Integration projects with Oakley are moving very quickly, exceeding our expectations. Europe and emerging markets are the regions where we have done the most integration work so far and where we are already reaping the initial results of such work.

“These results allow us to confirm our previously announced guidance for FY 2008.”

In the first quarter of 2008, our two most important house brands, Ray-Ban and Oakley, posted strong results, as did the first collection of our licensed brand, Tiffany, which was successfully launched first in North America and then in other markets. The launch of 30 new colors of Wayfarer completed the restyling campaign, started last year, for this iconic Ray-Ban model and was well-received by the market. This quarter, Oakley posted double digit sales growth in the U.S. and in other markets. This is the year of the Olympic games and  great product launches which are being well-received by male and female audiences.

Luxottica Group’s consolidated net outstanding debt on March 31, 2008, was €2,729 million, reflecting a consolidated net debt to pro forma EBITDA ratio(3) of 2.38x.

The officer responsible for preparing the company’s financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this press release corresponds to the document results, books and accounting records.

Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 6,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong brand portfolio that includes our key house brand, Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace, and other key house brands Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants, in the only two China-based plants wholly-owned by a premium eyewear manufacturer, and in manufacturing facilities in the United States acquired as part of the Oakley acquisition. For fiscal year 2007, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €5 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Media and investor relations contacts
Carlo Fornaro Group Corporate Communications Director Tel.: +39 (02) 8633 4062 Email: MediaRelations@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4069 Email: InvestorRelations@Luxottica.com
Luca Biondolillo Head of International Communications Tel.: +39 (02) 8633 4668 Email: LucaBiondolillo@Luxottica.com

(1) All comparisons, including percentage changes, are between the three-month periods ended March 31, 2008 and 2007.

(2) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(3) EBITDA, pro forma EBITDA, the ratio of net debt to pro forma EBITDA and EPS before trademark amortization are non-U.S. GAAP measures. For additional disclosure regarding such measures, please refer to the tables attached or to the tables accompanying the 1Q08 results conference call that the Group’s management will hold this afternoon (presentation available on www.luxottica.com)

(4) Pro forma data reflects the inclusion of Oakley, Inc., a subsidiary that was acquired in November 2007, as if it was acquired on January 1, 2007.

APPENDIX

Non-U.S. GAAP Measures

Earnings per share before trademark amortization:

Earnings per share (EPS) before trademark amortization means earnings per share before trademark and other similar intangible asset amortization expense, net of taxes, per share.  The Company believes that EPS before trademark amortization is useful to both management and investors in evaluating the Company’s operating performance and prospects compared to that of other companies in its industry.  Our calculation of EPS before trademark amortization allows us to compare our earnings per share with those of other companies without giving effect to the accounting effects of the amortization of the Company’s trademarks and other similar intangible assets, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EPS before trademark amortization is not a measure of performance under accounting principles generally accepted in the United States (U.S .GAAP).  We include it in this presentation in order to:

- improve transparency for investors;

- assist investors in their assessment of the Company’s operating performance;

- ensure that these measures are fully understood in light of how the Company evaluates its operating results;

- properly define the metrics used and confirm their calculation; and

- share these measures with all investors at the same time.

EPS before trademark amortization is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.  Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding operational performance of the Company.  The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating EPS before trademark amortization may differ from methods used by other companies. The Company recognizes that the usefulness of EPS before trademark amortization as an evaluative tool may have certain limitations, including:

- EPS before trademark amortization does not include the effects of amortization of the Company’s trademarks and other intangible assets.  Because trademarks and other intangible assets are important to our business and to our ability to generate sales, we consider trademark amortization expense as an element of our costs.  Therefore, any measure that excludes trademark amortization expense may have material limitations.

- We compensate for these limitations by using EPS before trademark amortization as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

- See the table on the following page for a reconciliation of EPS before trademark amortization to EPS for the quarters ending March 31, 2007 and March 31, 2008, respectively which are the most directly comparable U.S.GAAP financial measure for 1Q07 and 1Q08.

Non-U.S. GAAP Measures: EPS before Trademark Amortization

(Millions of Euro, unless otherwise noted)

	1Q07	1Q08
Trademark amortization and other similar intangible assets (+)	15	21

Taxes on trademark amortization and other similar intangible assets (–)	(6)	(8)

Trademark amortization and other similar intangible assets, net of taxes (=)	9	13

Average number of shares outstanding as of March 31 (in thousands) (/)	453,990	456,361
Trademark amortization and other similar intangible assets, net of taxes, per share (=)	0.02	0.03
EPS (+)	0.28	0.23
EPS before trademark amortization and other similar intangible assets, net of taxes (=)	0.30	0.26

- TABLES TO FOLLOW -

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2008 AND MARCH 31, 2007

KEY FIGURES IN THOUSANDS OF EURO (3)

	2008	2007	% Change

NET SALES	1,398,703	1,299,825	7.6%

NET INCOME	103,705	128,257	–19.1%

BASIC EARNINGS PER SHARE (ADS) (2):	0.23	0.28	–19.6%

EPS BEFORE TRADEMARK AMORTIZATION (4):	0.26	0.30	–15.3%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)

	2008	2007	% Change

NET SALES	2,094,698	1,703,551	23.0%

NET INCOME	155,309	168,094	–7.6%

BASIC EARNINGS PER SHARE (ADS) (2):	0.34	0.37	–8.1%

EPS BEFORE TRADEMARK AMORTIZATION (4):	0.38	0.40	–3.2%

Notes :	2008	2007
(1) Average exchange rate (in U.S. Dollars per Euro)	1.4976	1.3106
(2) Weighted average number of outstanding shares	456,360,623	453,990,312
(3) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively
(4) EPS before trademark amortization is a non U.S. GAAP measure. For additional disclosure regarding EPS before trademark amortization please refer to Appendix

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2008 AND MARCH 31, 2007

In thousands of Euro (1)	1Q08	% of sales	1Q07	% of sales	% Change

NET SALES	1,398,703	100.0%	1,299,825	100.0%	7.6%
COST OF SALES	(470,910)		(416,894)
GROSS PROFIT	927,794	66.3%	882,931	67.9%	5.1%
OPERATING EXPENSES:
SELLING EXPENSES	(437,582)		(404,906)
ROYALTIES	(34,973)		(34,491)
ADVERTISING EXPENSES	(92,000)		(85,463)
GENERAL AND ADMINISTRATIVE EXPENSES	(134,980)		(118,928)
TRADEMARK AMORTIZATION	(21,201)		(15,017)
TOTAL	(720,736)		(658,806)
OPERATING INCOME	207,057	14.8%	224,125	17.2%	–7.6%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(34,356)		(17,837)
INTEREST INCOME	2,941		3,008
OTHER - NET	(5,173)		(378)
OTHER INCOME (EXPENSES)-NET	(36,589)		(15,207)
INCOME BEFORE PROVISION FOR INCOME TAXES	170,469	12.2%	208,918	16.1%	–18.4%
PROVISION FOR INCOME TAXES	(59,664)		(75,211)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	110,805		133,708
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(7,099)		(5,451)
NET INCOME	103,705	7.4%	128,257	9.9%	–19.1%
BASIC EARNINGS PER SHARE (ADS):	0.23		0.28
FULLY DILUTED EARNINGS PER SHARE (ADS):	0.23		0.28

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	456,360,623		453,990,312
FULLY DILUTED AVERAGE NUMBER OF SHARES	459,711,568		457,341,257

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

In thousands of Euro	March 31, 2008	December 31, 2007

CURRENT ASSETS:
CASH	219,410	302,894
MARKETABLE SECURITIES	3,742	21,345
ACCOUNTS RECEIVABLE	776,808	665,184
SALES AND INCOME TAXES RECEIVABLE	63,081	89,000
INVENTORIES	541,525	575,016
PREPAID EXPENSES AND OTHER	157,675	139,305
DEFERRED TAX ASSETS - CURRENT	121,787	117,853
TOTAL CURRENT ASSETS	1,884,029	1,910,597

PROPERTY, PLANT AND EQUIPMENT - NET	1,014,337	1,057,782

OTHER ASSETS
INTANGIBLE ASSETS - NET	3,660,958	3,907,957
INVESTMENTS	17,689	17,668
OTHER ASSETS	184,989	194,329
SALES AND INCOME TAXES RECEIVABLE	1,042	1,042
DEFERRED TAX ASSETS - NON-CURRENT	80,056	67,891
TOTAL OTHER ASSETS	3,944,734	4,188,887

TOTAL	6,843,101	7,157,266

CURRENT LIABILITIES:
BANK OVERDRAFTS	483,346	455,588
CURRENT PORTION OF LONG-TERM DEBT	730,652	792,617
ACCOUNTS PAYABLE	336,249	423,432
ACCRUED EXPENSES AND OTHER	399,106	441,721
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	27,636	26,557
INCOME TAXES PAYABLE	61,232	19,314
TOTAL CURRENT LIABILITIES	2,038,220	2,159,229

LONG-TERM LIABILITIES:
LONG-TERM DEBT	1,734,229	1,926,523
LIABILITY FOR TERMINATION INDEMNITIES	56,874	56,911
DEFERRED TAX LIABILITIES - NON-CURRENT	227,587	248,377
OTHER	255,870	229,972
TOTAL LONG-TERM LIABILITIES	2,274,561	2,461,782

COMMITMENTS AND CONTINGENCIES:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	42,635	41,097

SHAREHOLDERS’ EQUITY:
462,872,820 ORDINARY SHARES AUTHORIZED AND ISSUED - 456,438,034 SHARES OUTSTANDING	27,824	27,757
NET INCOME	103,705	492,204
RETAINED EARNINGS	2,356,155	1,975,196
TOTAL SHAREHOLDERS’ EQUITY	2,487,685	2,495,158

TOTAL	6,843,101	7,157,266

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2008 AND MARCH 31, 2007
- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing		Inter-Segment
	and		Transactions and
	Wholesale	Retail	Corporate Adj.	Consolidated

2008

Net Sales	712,264	779,142	(92,702)	1,398,703
Operating Income	172,765	67,305	(33,013)	207,057
% of sales	24.3%	8.6%		14.8%
Capital Expenditures	20,675	29,011		49,686
Depreciation & Amortization	22,480	29,728	16,055	68,263
Assets	2,819,504	1,617,373	2,406,224	6,843,101

2007

Net Sales	548,498	833,562	(82,235)	1,299,825
Operating Income	151,010	101,383	(28,268)	224,125
% of sales	27.5%	12.2%		17.2%
Capital Expenditures	19,193	34,292		53,485
Depreciation & Amortization	15,319	29,479	9,954	54,751
Assets	2,132,553	1,411,723	1,772,349	5,316,625

2007 Pro-forma (1)

Net Sales	675,418	868,410	(98,925)	1,444,904
Operating income	157,399	102,421	(34,944)	224,875
% of sales	23.3%	11.8%		15.6%
Depreciation & Amortization	21,792	31,599	16,630	70,021

Notes :

(1) These consolidated pro-forma amounts reflect the consolidation of Oakley Inc. results, a subsidiary that was acquired in November 14, 2007, for the first three months of 2007 (as it is in 2008) and assuming the same trademark amortization as in 2008, to give comparative information for the two periods discussed. This information does not purport to be indicative of the actual results that would have been achieved had the Oakley acquisition been completed as of January 1, 2007.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008,

PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND IN ACCORDANCE WITH CONSOB

COMMUNICATION DME/5015175 DATED MARCH 10, 2005

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008

In thousands of Euro (1)	US GAAP							IAS / IFRS
	2008	IFRS 3	IAS 12	IAS 19	IAS 38	IAS 39	Total	2008

		Business combination	Income Taxes	Employee benefit	Intangible Depreciation	Derivatives	adj. IAS-IFRS

NET SALES	1,398,703							1,398,703
COST OF SALES	(470,910)	(1,050)					(1,050)	(471,960)
GROSS PROFIT	927,794	(1,050)					(1,050)	926,743
OPERATING EXPENSES:
SELLING EXPENSES	(437,582)	(1,298)					(1,298)	(438,880)
ROYALTIES	(34,973)							(34,973)
ADVERTISING EXPENSES	(92,000)				113		113	(91,887)
GENERAL AND ADMINISTRATIVE EXPENSES	(134,980)	(884)		120			(764)	(135,744)
TRADEMARK AMORTIZATION	(21,201)							(21,201)
TOTAL	(720,736)	(2,182)		120	113		(1,949)	(722,685)
OPERATING INCOME	207,057	(3,232)		120	113		(2,999)	204,058
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(34,356)	(806)				5,012	4,206	(30,152)
INTEREST INCOME	2,941							2,941
OTHER - NET	(5,173)					70	70	(5,103)
OTHER INCOME (EXPENSES)-NET	(36,589)	(806)				5,082	4,276	(32,314)
INCOME BEFORE PROVISION FOR INCOME TAXES	170,469	(4,038)		120	113	5,082	1,277	171,746
PROVISION FOR INCOME TAXES	(59,664)	1,263	6,337	(46)	(46)	(1,202)	6,306	(53,358)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	110,805	(2,775)	6,337	74	67	3,880	7,583	118,388
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(7,099)	3,678					3,678	(3,421)
NET INCOME	103,705	904	6,337	74	67	3,880	11,261	114,967
BASIC EARNINGS PER SHARE (ADS) (1)	0.23							0.25
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	0.23							0.25
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	456,360,623							456,360,623
FULLY DILUTED AVERAGE NUMBER OF SHARES	459,711,568							459,711,568

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

NON-GAAP MEASURE:

EBITDA, PRO FORMA EBITDA AND NET DEBT TO PRO FORMA EBITDA RATIO

Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash and cash equivalents. EBITDA represents income from operations before depreciation and amortization. Pro forma EBITDA reflects the consolidated EBITDA of the Company as adjusted to include the results of operations of Oakley, Inc., which was acquired by the Company on November 14, 2007, as if it had been acquired on January 1, 2007. The Company believes that pro forma EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared to that of other companies in its industry. Our calculation of pro forma EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. The net debt to pro forma EBITDA ratio allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

Management also believes that the net debt to pro forma EBITDA is useful to investors because it allows investors to assess the impact of cash flows on the Company’s level of leverage. EBITDA, Pro forma EBITDA and the ratio of net debt to pro forma EBITDA are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP). We include them in this press release in order to:

-       improve transparency for investors;

-       assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it

-       assist investors in their assessment of the Company’s cost of debt;

-       ensure that these measures are fully understood in light of how the Company evaluates its operating results and

-       properly define the metrics used and confirm their calculation; and

-       share these measures with all investors at the same time.

EBITDA, Pro forma EBITDA and the ratio of net debt to pro forma EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP. Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and pro forma EBITDA and the ratio of net debt to pro forma EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA, pro forma EBITDA and the ratio of net debt to pro forma EBITDA as evaluative tools may have certain limitations, including the following:

-  EBITDA and Pro forma EBITDA do not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations.

-  EBITDA and Pro forma EBITDA do not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations.

-  EBITDA and Pro forma EBITDA do not include provision for income taxes. Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations.

-  EBITDA and Pro forma EBITDA do not reflect cash expenditures or future requirements for capital expenditures or contractual commitments.

-  EBITDA and Pro forma EBITDA do not reflect changes in, or cash requirements for, working capital needs.

-  EBITDA and Pro forma EBITDA do not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

-       The ratio of net debt to pro forma EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position. Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using EBITDA, pro forma EBITDA and the ratio of net debt to pro forma EBITDA as two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our future operating performance and leverage.

See the tables on the following page for (1) a reconciliation of net debt as of March 31, 2008 and December 31, 2007 to longterm debt as of March 31, 2008 and December 31, 2007, which is the most directly comparable U.S. GAAP financial measure, (2) a reconciliation of EBITDA to income from operations for March 31, 2008 and pro forma EBITDA to income from operations for March 31, 2007 and December 31, 2007, which is the most directly comparable U.S. GAAP financial measure, and (3) the calculation of the ratio of net debt to pro forma EBITDA.

NON-U.S.GAAP MEASURE: NET DEBT

	Dec. 31, 2007	March. 31, 2008
Millions of euro

Long-term debt	1,926.5	1,734.2
(+)
Current portion of long-term debt	792.6	730.7
(+)
Bank overdrafts	455.6	483.3
(+)
Cash	(302.9)	(219.4)
(-)
Net debt	2,871.8	2,728.8
(=)

Non-U.S. GAAP Measure:

EBITDA, proforma EBITDA and ratio of net debt to proforma EBITDA

	1Q07	FY07	1Q08	EBITDA LTM as of March 31, 2008
Millions of Euro	Proforma (1)	Proforma (1)		Proforma (1)

	(-)	(+)	(+)	(=)

Income from operations (1)
(+)	(224.9)	878.1	207.1	860.3
Depreciation & amortization
(+)	(70.0)	288.2	68.3	286.4
EBITDA
(=)	(294.9)	1,166.3	275.3	1,146.7
Net debt / EBITDA		2.46x		2.38x

(1) These consolidated pro-forma amounts reflect the consolidation of Oakley Inc. results, a subsidiary that was acquired in November 2007, for the first three months of 2007 (as it is in 2008) and assume the same trademark amortization as in 2008, to give comparative information for the two periods discussed. This information does not purport to be indicative of the actual results that would have been achieved had the Oakley acquisition been completed as of January 1, 2007.

EXHIBIT INDEX

Exhibit Number	Exhibit
15.1	Letter from Luxottica Group S.p.A. to ADS Holders.
15.2

Revised Annex D to the Notice of Ordinary and Extraordinary Meeting of Shareholders and Proxy Statement for Luxottica Group S.p.A.’s Ordinary and Extraordinary Meeting of Shareholders to be held on May 13, 2008.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: April 29, 2008	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER